Exhibit 99.1

Draganfly Receives Purchase Order for its Commander 3XL and Draganfly Flex FPV Drones for deployment within the U.S. Department of Defense

Commander 3XL to be used to carry and deploy swarms of Draganfly Flex FPV Drones.

Saskatoon, Sask, September 5th, 2024– Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, announces that it has received a purchase order from Virtual Reality Rehab Inc. (VRR) acting as the prime contractor for Commander 3XL and Flex FPV Drones to be deployed within the U.S. DOD for various mission types. VRR performs a variety of US government Projects in fields such as: virtual reality training systems, augmented reality operations systems, small Unmanned Aircraft Systems, and human-robotics interfaces.

The Commander 3XL will carry and transport swarms of Draganfly Flex FPV Drones using VRR’s Holowarrior platform, an interoperable augmented reality threat assessment and mitigation platform that is deployable among a variety of autonomous amphibious, ground and aerial vehicles. VRR and Draganfly have collaborated to integrate VRR’s advanced software and HellHive functionality on Draganfly’s drones. The collaboration also includes the integration of VRR’s swarming technology on various Draganfly platforms, including the recently released Flex FPV System.

The modular design and robust payload capacity of the Commander 3XL drone position it as an ideal solution for the remote deployment of FPV Drone Swarms. The adaptability and performance of Draganfly’s Flex FPV drone, including payload a capacity of up to 6 lbs and a variety of mounting points, allows for the attachment of a variety of payloads to satisfy mission requirements. Draganfly and VRR have been supporting the integration of VRR’s swarming technology with Draganfly’s technology stack to address the evolving operational requirements of the modern warfighter, allowing interoperability between multiple vehicle types and with systems such as ATAK and Nett Warrior.  As well as integrating AI for self-parking mode enabling motherships (Commander 3XL’s) while in-flight to air-recover swarms of small drones.

“We are excited to have been selected and received the initial order as a next step toward the scalable deployment with the incredible capability brought forth by this comprehensive system. This is truly where Draganfly shines, integrating its full line of drones, experience, and technology stack into systems with commercial and military partners that provide exceptional capabilities in time frames and at costs that few others can,” said Cameron Chell, CEO of Draganfly.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and serve their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com. For additional investor information, visit:

●	CSE Listing
●	NASDAQ Listing
●	Frankfurt Listing

Media Contact Email: media@draganfly.com

Company Contact Email: info@draganfly.com

About VRR

VRR Researches and Develops Disruptive Technologies towards enhancing our Warfighters’ Lethality and Survivability. Focus areas included:

●	Swarm Warfare (Offensive & Defensive),
●	BatMode modules that enable Persistent ISR and New Classes of Loitering Munitions with 10X duration increases exploiting existing drones, on existing batteries, on a single charge.
●	“Making Invisible Threats Visible” via Mixed/Augmented/Virtual Realities for Manned and Unmanned Vehicle, and MUM-T
●	Enhancing Situational Awareness for Faster (3X to 5X Faster), and Better (99.04% accuracy) Decision Making while Simultaneously Reducing Cognitive Workload.

Please see https://www.virtualrealityrehab.com/ and https://fusedrealitiesinc.com/ for more information.

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the statement that the C3XL is the ideal solution for the remote deployment of FPV Drone Swarms and that Draganfly’s technology stack can address the evolving operational requirements of the modern warfighter, allowing interoperability between multiple vehicle types and with systems such as ATAK and Nett Warrior Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.